Exhibit 4.117
English Translation of Chinese Language Document

Sales Contract

Contract No.: XSP10052 Signing Place: Nanjing

The Seller: CEEG (Nanjing) Renewable Energy Co., Ltd.	The Buyer: CEEG (Nanjing) Solar Research Institute Co., Ltd.
Address: No. 6, Shuige Road, Economy and Technology Development Zone, Jiangning, Nanjing	Address: No. 6, Shuige Road, Economy and Technology Development Zone, Jiangning, Nanjing
Tel.: 025-52095705	Tel.: 025-52095633
Fax: 025-52095986	Fax: 025-52095986

Through amicable consultation and in accordance with the Contract Law of the People’s Republic of China, the parties hereof agreed to enter into the following contractual terms for mutual compliance and performance.

1. Product name, specification, type, quantity and price:
		Quantity		Unit Price (RMB)		Total Price
No.	Product Name	Watt	Piece	Watt	Piece	(RMB)
1	AS S125-200W (installed in sliding chutes)	4,600,000	23,000	12.70	2,540	58,420,000
2	AS S156-250W (installed in sliding chutes)	1,045,000	4,180	14.30	3,575	14,943,500
Total amount (in words): RMB seventy-three million three hundred and sixty-three thousand five hundred Only (in number): RMB 73,363,500

2. Description of products
See Appendix III.

3. Quality standard
See Appendix I.

4. Packing, transportation and insurance of goods
4.1 Packing shall meet the requirements of land transportation. Any losses arising from improper packing shall be borne by the Seller.
4.2 The Buyer shall be responsible for transportation and cover the freight and insurance premium.

5. Term and place of delivery, term of payment
5.1 Term of delivery: The Seller shall deliver 3,000 pieces of 200W components before 13 December 2010 and 5,000 pieces of 200W components before 20 December 2010, remaining products shall be delivered before 25 December 2010.
5.2 Place of delivery: Seller’s location.
5.3 Term of delivery: The Buyer shall make advance payment amounting to 20% of total contract price (RMB 14,672,700) before 23 December 2010, payment amounting to 20% of total contract price before the month end of January 2011, payment amounting to 30% of total contract price before the month end of February 2011, remaining balance shall be paid before the month end of March 2011.

6. Quantity inspection, quality inspection and objection
6.1 Quantity inspection: the Buyer may, within fifteen days after receipt of products, claim against the Seller regarding the quantity or specifications of products.
6.2 Quality inspection: the Buyer shall, within forty-five days after receipt of products, conduct inspection regarding the electric parameters of the components. In addition, the inspection of raw materials and appearance of the components delivered shall be completed in accordance with technical documents as agreed by both parties. In the event that any components fails to comply with the requirements as set forth in the agreed standards or this contract, the Seller shall, within seven days after receipt of inspection report issued by the Buyer, refund corresponding payment to the Buyer or replace unqualified products.

7. Warranties of quality
7.1 The Seller warrants that the quality, description, packing and other specifications of delivered products shall be consistent with the terms and conditions of this contract and the parameter manuals.
7.2 Warranty period:
- within 10 years: watts peak shall be no less than 90% of original watts peak;
- within 25 years: watts peak shall be no less than 80% of original watts peak;
- within 5 years: intactness of technique and material
Above warranty periods are commencing from the Buyer’s receipt of products.
7.3 For details of quality warranties, see Appendix II.

8. Transfer of Contractual Rights and Obligations
Neither party may transfer all or part of the rights and obligations hereunder without written consent of the other party.

9. Confidentiality
The parties hereto and their respective employees, agents, representatives and counsels shall treat the terms and conditions under this contract and any of its supplementary agreements as business secrets and shall not disclose the information to any third party without consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses to the other party.

10. Force majeure
If any party fails to perform the contract due to any force majeure event, the affected party shall notify the other party in writing within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such event. The affected party could be partially or wholly exempted from the liabilities in the light of the impact caused by such force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

11. Integrity Assurance
11.1 It shall be deemed as damage to the other party’s interest if any party and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in other forms to any employee of the other party, or if any party and its staff carries out a transaction similar to this contract, in the name of the company or an individual, with any employee of the other party or any third person introduced by such employee. The damaging party shall compensate the direct or indirect losses incurred by the damaged party for such reason, and shall be liable for the liquidated damages of 20% of the amount of this contract per breach (up to RMB 1,000,000).
11.2 The integrity report method: Supervision Report Mailbox: JC@Chinasunergy.com, Report Phone Number: 86-25-5276 6726

12. Prohibition of commercial fraud
If the Seller breaches the principle of honesty by providing to the Buyer false registration materials,  false certificates of qualification or false information, or by hiding the truth to deceive the Buyer or the end user, it shall be liable for the liquidated damages of 20% of the amount of this contract (up to RMB 1,000,000). This Article shall not preclude the liabilities of breach undertaken by the Seller according to other provisions hereunder.

13. Dispute resolution
Any and all disputes arising from the validity, performance or interpretation of this contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Buyer is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

14. Liabilities for breach
Unless otherwise stipulated in this contract, if the Seller delays the delivery, the Seller shall pay to the Buyer a default penalty of 0.01% of the total price of the delayed goods per day, but shall not exceed 1% of total contract price.
Unless otherwise stipulated in this contract, if the Buyer delays the payment, the Buyer shall pay to the Seller a default penalty of 0.01% of the total amount of the delayed payment per day, however such penalty shall not exceed 1% of total contract price.
It is agreed by both parties that after this contract takes effect, neither party shall terminate this contract at its sole discretion. Otherwise the defaulting party shall be liable to pay to the other party a penalty amounting to 20% of total contract price hereof. Apart from that, the non-defaulting party shall be entitled to claim compensation against the defaulting party in accordance with the Article 113 of the Contract Law of the People’s Republic of China.

15. Effective and miscellaneous
15.1 This contract shall take effect upon signature and seal by both parties. The printed text of the content hereof shall prevail. In case of any modification, the parties hereto shall confirm the modified text by signature and seal. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
15.2 This contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereof shall send the original contract to each other within three working days of the date hereof. The fax copy shall have the same effect as the original.
15.3 Any matters not covered in this contract shall be negotiated by both parties and set forth in the supplementary agreements, which shall have the same legal effect as this contract.
15.4 All notice shall be delivered either by facsimile or courier. In case of transmission by facsimile, the transmission shall be deemed delivered upon delivery; otherwise, notice sent by courier shall be deemed delivered five days after the date of posting.

Seller: CEEG (Nanjing) Renewable Energy Co., Ltd./s/	Buyer: CEEG (Nanjing) Solar Research Institute Co., Ltd./s/
Contact:	Contact:
Date: December 20, 2010	Date: December 20, 2010